UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 30, 2024

Zalatoris II Acquisition Corp

(Exact name of registrant as specified in its charter)

Cayman Islands

(State or other jurisdiction of incorporation)

001-40686	N/A
(Commission File Number)	(IRS Employer Identification No.)

31 Hudson Yards, 11th Floor

New York, NY 10005

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: 646-450-2536

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one Class A Ordinary Share and one Redeemable Warrant	ZLSWU	The Nasdaq Stock Market LLC
Class A Ordinary Share, $0.0001 par value per share	ZLS	The Nasdaq Stock Market LLC
Redeemable Warrants, each warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	ZLSWW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

Postponement of Extraordinary General Meeting of Stockholders.

On July 15, 2024, Zalatoris II Acquisition Corp (the “Company”) filed with the United States Securities and Exchange Commission (the “SEC”) a definitive proxy statement on Schedule 14A, as amended hereby (the “Proxy Statement”) with respect to its extraordinary general meeting of shareholders to be held on July 31, 2024 at 10:00 a.m. EST (the “Meeting”), as a virtual meeting, to vote upon the proposals detailed in the Proxy Statement, including the Extension Amendment Proposal and the Adjournment Proposal. All terms not defined herein are otherwise defined in the Proxy Statement. The Company is postponing the Meeting to 10:00 a.m. EST on Friday, August 2, 2024.

Additional Information and Where to Find It

This Form 8-K and written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425) and pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) (collectively, this “Filing”) is filed by the Company pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934. This Filing is provided for informational purposes only, has been prepared to assist interested parties in making their own evaluation with respect to the Extension Amendment Proposal, the Adjournment Proposal, the Company and the Business Combination, and does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of the same. In connection with the Business Combination, the Company plans to file relevant materials with the SEC, including a registration statement on Form F-4, which will include a proxy statement/prospectus of the Company. The Proxy Statement referenced above has also been filed.

The Company urges its investors, shareholders, and other interested persons to read, the relevant materials filed with the SEC, including but not limited to the Proxy Statement, Current Reports, Annual Reports, Quarterly Reports, and any documents incorporated by reference therein, because these documents contain important information about the Company and the Business Combination. The Proxy Statement and other relevant documents will be mailed to the shareholders of the Company as of July 9, 2024, and will contain important information about the Extension Amendment Proposal, Adjournment Proposal and related matters. Shareholders of the Company and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the Company’s solicitation of proxies for the Meeting of shareholders to be held to approve the Extension Amendment Proposal and Adjournment Proposal. Shareholders will also be able to obtain copies of the preliminary proxy statement, the Proxy Statement, and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to:

Advantage Proxy, Inc.

Telephone number: 206-870-8565 or 1-877-870-8565 (toll free)

Email: ksmith@advantageproxy.com

Mail: PO Box 10904, Yakima, WA 98909

You may also contact us at:

Zalatoris II Acquisition Corp

31 Hudson Yards, 11th Floor

New York, NY, 10005

646-450-2536

The information contained on, or that may be accessed through, the websites referenced in this Filing is not incorporated by reference into, and is not a part of, this Filing.

No Offer or Solicitation

This Filing is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Participants in Solicitation

The Company and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders in connection with the Business Combination. The Company’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in the Company’s Current Report on Form 8-K filed with the SEC on April 17, 2024, and the Definitive Proxy on Schedule 14A filed with the SEC on December 8, 2023 (and approved on December 29, 2023, at the virtual annual meeting). Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s shareholders in connection with the Business Combination may be set forth in the Proxy Statement. You may obtain free copies of these documents as described above.

Cautionary Statement Regarding Forward-Looking Statements

This Filing is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Company’s initial business combination and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Filing. To the fullest extent permitted by law under no circumstances will the Company or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Filing, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Filing does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of the Extension Amendment Proposal, the Adjournment Proposal, the Company or its initial business combination. Readers of this Filing should each make their own evaluation of the same, of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This Filing contains certain “forward-looking statements” within the meaning of the federal securities laws, and the Company’s expectations, plans or forecasts of future events and views as of the date of this Filing. The Company anticipates that subsequent events and developments may cause the Company’s assessments to change. These forward-looking statements, which may include, without limitation, words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will”, “could,” “should,” “believes,” “predicts,” “potential,” “might,” “continues,” “think,” “strategy,” “future,” and similar expressions, involve significant risks and uncertainties (many of which factors are outside of the control of the Company). The foregoing must not be relied upon as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Forward-looking statements speak only as of the date they are made. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. The Company anticipates that subsequent events and developments may cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. The Company gives no assurance that the Company will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements, and they should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this Filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZALATORIS II ACQUISITION CORP

Date: July 30, 2024	By:	/s/ Henry Bruce
		Name:	Henry Bruce
		Title:	Chief Financial Officer (Principal Executive Officer)

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